SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER

THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an Application to Determine Eligibility of

a Trustee Pursuant to Section 305(b)(2) ☐

U.S. BANK NATIONAL ASSOCIATION

(Exact name of Trustee as specified in its charter)

31-0841368

I.R.S. Employer Identification No.

800 Nicollet Mall Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

Earl W. Dennison Jr.

U.S. Bank National Association

100 Wall Street, Suite 1600

New York, NY 10005

(617) 603-6567

(Name, address and telephone number of agent for service)

STATE STREET CORPORATION

(Issuer with respect to the Securities)

Massachusetts	04-2456637
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Lincoln Street Boston, MA	02111
(Address of Principal Executive Offices)	(Zip Code)

Guarantee of Payment by State Street Corporation for the

State Street Capital Trust III 8.250% Fixed-to-Floating Rate Normal Automatic
Preferred Enhanced Capital Securities

(Title of the Indenture Securities)

FORM T-1

Item 1.                                   GENERAL INFORMATION.  Furnish the following information as to the Trustee.

a)              Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency

Washington, D.C.

b)             Whether it is authorized to exercise corporate trust powers.

Yes

Item 2.                                   AFFILIATIONS WITH OBLIGOR.  If the obligor is an affiliate of the Trustee, describe each such affiliation.

None

Items 3-15                                      Items 3-15 are not applicable because to the best of the Trustee’s knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.                            LIST OF EXHIBITS:  List below all exhibits filed as a part of this statement of eligibility and qualification.

1.               A copy of the Articles of Association of the Trustee.*

2.               A copy of the certificate of authority of the Trustee to commence business.*

3.               A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

4.               A copy of the existing bylaws of the Trustee.*

5.               A copy of each Indenture referred to in Item 4.  Not applicable.

6.               The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7.               Report of Condition of the Trustee as of March 31, 2006 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

* Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Boston, Commonwealth of Massachusetts, on the 17th day of  January, 2008.

		By:	/s/ Earl W. Dennison Jr.
Earl W. Dennison Jr.
Vice President

By:	/s/ David J. Ganss
Name: David J. Ganss
Title: Vice President

Exhibit 6

CONSENT

                In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Dated: January 17, 2008

		By:	/s/ Earl W. Dennison Jr.
Earl W. Dennison Jr.
Vice President

By:	/s/ David J. Ganss
Name: David J. Ganss
Title: Vice President

Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 9/30/2007

($000’s)

9/30/2007
Assets
Cash and Due From Depository Institutions	$6,710,248
Securities	39,854,938
Federal Funds	3,917,791
Loans & Lease Financing Receivables	147,446,753
Fixed Assets	2,385,656
Intangible Assets	11,966,716
Other Assets	13,693,927
Total Assets	$225,976,029

Liabilities
Deposits	$133,188,625
Fed Funds	12,571,367
Treasury Demand Notes	0
Trading Liabilities	234,272
Other Borrowed Money	41,979,138
Acceptances	0
Subordinated Notes and Debentures	7,697,466
Other Liabilities	8,035,934
Total Liabilities	$203,706,802

Equity
Minority Interest in Subsidiaries	$1,542,042
Common and Preferred Stock	18,200
Surplus	12,057,531
Undivided Profits	8,651,454
Total Equity Capital	$22,269,227

Total Liabilities and Equity Capital	$225,976,029

To the best of the undersigned’s determination, as of the date hereof, the above financial information is true and correct.

U.S. Bank National Association

By:	/s/ Earl W. Dennison Jr.
Vice President

Date: January 17, 2008